SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Zynga Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98986T 10 8

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98986T 10 8	13G

1.	Names of Reporting Persons Michael Luxton
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 200,082(1)(2)
	6.	Shared Voting Power 13,099,854(2)(3)
	7.	Sole Dispositive Power 200,082(1)(2)
	8.	Shared Dispositive Power 13,099,854(2)(3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,299,936(1)(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.9%(4)(5)
12.	Type of Reporting Person (see instructions) IN

(1)	Consists of (i) 82 shares of Class B common stock issuable to the Reporting Person on settlement of restricted stock units, or ZSUs, vested within 60 days of December 31, 2011, and (ii) 200,000 shares of Class B common stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2011.
(2)	The Class B common stock is convertible at the holder’s option into the Issuer’s Class A common stock on a 1-for-1 basis.
(3)	Consists of 13,099,854 shares of Class B common stock held in community property by the Reporting Person and the Reporting Person’s spouse.
(4)	Based on 121,381,032 shares of Class A common stock outstanding as of December 31, 2011, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B common stock held by the Reporting Person or affiliates of the Reporting Person, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
(5)	The 13,299,936 shares of Class B Common Stock held by the Reporting Person represent 1.8% of the Issuer’s outstanding Common Stock as of December 31, 2011, based on a total of 721,592,587 shares of Common Stock outstanding as of December 31, 2011, as reported by the Issuer to the Reporting Person.

CUSIP No. 98986T 10 8	13G

1.	Names of Reporting Persons Juann Guo
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,099,854(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,099,854(1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,099,854(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.7%(3)(4)
12.	Type of Reporting Person (see instructions) IN

(1)	Consists of 13,099,854 shares of Class B common stock held in community property by the Reporting Person and the Reporting Person’s spouse.
(2)	The Class B common stock is convertible at the holder’s option into the Issuer’s Class A common stock on a 1-for-1 basis.
(3)	Based on 121,381,032 shares of Class A common stock outstanding as of December 31, 2011, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B common stock held by the Reporting Person or affiliates of the Reporting Person, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
(4)	The 13,099,854 shares of Class B Common Stock held by the Reporting Person represent 1.8% of the Issuer’s outstanding Common Stock as of December 31, 2011, based on a total of 721,592,587 shares of Common Stock outstanding as of December 31, 2011, as reported by the Issuer to the Reporting Person.

Item 1(a).	Name of Issuer:

Zynga Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

699 Eighth Street

San Francisco, CA 94103

Item 2(a).	Name of Person Filing:

Michael Luxton

Juann Guo

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Zynga Inc.

699 Eighth Street

San Francisco, CA 94103

Item 2(c).	Citizenship:

Michael Luxton	United States of America

Juann Guo	United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

98986T 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Michael Luxton	13,299,936 (1)(2)(3)
Juann Guo	13,099,854 (2)(3)

(b)	Percent of Class:

Michael Luxton	9.9% (4)(5)
Juann Guo	9.7% (4)(6)

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

Michael Luxton	200,082 (1)(2)
Juann Guo	0

(ii)	Shared power to vote or to direct the vote:
	Michael Luxton	13,099,854 (2)(3)
	Juann Guo	13,099,854 (2)(3)

(iii)	Sole power to dispose or to direct the disposition of:
	Michael Luxton	200,082 (1)(2)
	Juann Guo	0

(iv)	Shared power to dispose or to direct the disposition of:
	Michael Luxton	13,099,854 (2)(3)
	Juann Guo	13,099,854 (2)(3)

(1)	Consists of (i) 82 shares of Class B common stock issuable to the Reporting Person on settlement of restricted stock units, or ZSUs, vested within 60 days of December 31, 2011, and (ii) 200,000 shares of Class B common stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2011.
(2)	The Class B common stock is convertible at the holder’s option into the Issuer’s Class A common stock on a 1-for-1 basis.
(3)	Consists of 13,099,854 shares of Class B common stock held in community property by the Reporting Person and the Reporting Person’s spouse.
(4)	Based on 121,381,032 shares of Class A common stock outstanding as of December 31, 2011, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B common stock held by the Reporting Person or affiliates of the Reporting Person, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
(5)	The 13,299,936 shares of Class B Common Stock held by the Reporting Person represent 1.8% of the Issuer’s outstanding Common Stock as of December 31, 2011, based on a total of 721,592,587 shares of Common Stock outstanding as of December 31, 2011, as reported by the Issuer to the Reporting Person.
(6)	The 13,099,854 shares of Class B Common Stock held by the Reporting Person represent 1.8% of the Issuer’s outstanding Common Stock as of December 31, 2011, based on a total of 721,592,587 shares of Common Stock outstanding as of December 31, 2011, as reported by the Issuer to the Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012

/s/ Michael Luxton
Michael Luxton

/s/ Juann Guo
Juann Guo

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)